

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2023

Matthew J. Hawkins
Chief Executive Officer
Waystar Holding Corp.
1550 Digital Drive, #300
Lehi, UT 84043

> **Re: Waystar Holding Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 24, 2023**
> **CIK No. 0001990354**

Dear Matthew J. Hawkins:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted August 24, 2023

Summary, page 1

1. You reference that your platform leverages artificial intelligence, as well as proprietary, advanced algorithms to automate payment-related workflow tasks. Please clarify what you mean by artificial intelligence and explain how it is used in your platform and differs from simple algorithmic code that automates processes in your platform. In addition, clarify whether your platform utilizes third-party artificial intelligence products or internally developed artificial intelligence processes.

2. Please clarify what you mean by the "flywheel effect" on page 2 and how it relates to your use and capture of data as part of your AI-related systems.

3. We note that the Institutional Investors have certain corporate governance rights if they collectively own 40% of more of the voting power of the total outstanding common stock, such as a lower voting threshold to change your articles or bylaws. Please briefly disclose these rights in the summary.

Our Market Opportunity, page 3

4. Please provide the basis for your belief that your total addressable market is $15 billion and why you believe it will grow on a compounded annual basis of 5%. Clarify how you calculated these figures.

5. We note your disclosure that "we estimate that our TAM with respect to our current software solution set, is approximately $15 billion today...." Please clarify if this means your market healthcare payment system providers and software-related products and services, or if it is a narrower term meaning a subset of the healthcare payment systems that only have the functions that you currently offer. If you are referring to a broader market of healthcare-related software beyond payments, provide a more complete description of the market you are referencing.

6. Please clarify how you determined your market share was between 3% and 7% for hospitals and ambulatory practices, respectively, and define the market these market share percentages measure.

Risk Factors
We are subject to health care laws and data privacy and security laws and regulations governing..., page 32

7. On page 33 of this risk factor, you reference that your AI platform and data it uses may subject you to additional risks under HIPPA and other health privacy laws. Please clarify whether are referring specifically to the use of AI in the operation of your platform and whether such use may expose you to risks of non-compliance with such health privacy laws. For example, whether the AI functionality may cause your controls and procedures related to privacy protection to be avoided or overwritten without proper authorization or oversight.

Restrictive covenants in the agreements governing our Credit Facilities may restrict our ability to pursue our business strategies, page 39

8. Please provide more detail regarding the restrictive covenants in your existing Credit Facilities and how they may limit your current business operations, including, for example, acquiring other companies, engaging in new lines of business, entering into transactions with affiliates, and transfer or disposal of assets. You should specify the existing restrictions and explain how it limits your ability to do certain activities and transactions.

Management's discussion and analysis of financial condition and results of operations
Results of operations for the six months ended June 30, 2023 and 2022, page 60

9.   For revenue, cost of revenue, and other line items where there is a material changes from period-to-period, please expand your discussion to describe the underlying reasons for the material changes in both quantitative and qualitative terms. If more than one factor contributed to the change, quantify each factor. We refer to guidance in Item 303 of Regulation S-K.

Key performance metrics and non-GAAP financial measures, page 64

10.   You state on pages 58 and 62 that increases in revenue were driven by expansion of existing and new clients. Please disclose statistical data regarding client numbers for each period presented in your key performance metrics or tell us why such a metric is not provided. We refer to guidance in Item 303(a) of Regulation S-K.

Liquidity and Capital Resources, page 65

11.   You state that you believe your "existing unrestricted cash on hand, expected future cash flows from operations, and additional borrowings will provide sufficient resources to fund our operating requirements, as well as future capital expenditures, debt service requirements, and investments in future growth for at least the next twelve months." Please expand your discussion to also analyze your ability to generate and obtain adequate amounts of cash to meet your requirements in the long-term (i.e., beyond the next 12 months). We refer to guidance in Item 303(b)(1) of Regulation S-K.

Critical accounting policies and use of estimates
Goodwill and long-lived assets, page 72

12.   Please expand your discussion of goodwill impairment to explain how goodwill was tested, significant judgements and assumptions made during testing, and the sensitivity of goodwill to future impairment.

Business
Our go-to-market strategy, page 79

13.   On pages 3 and 16, you reference that your platform is integrated with over 200 vendors, including ERP, EHR and PM systems. You further indicate that you have entered strategic relationships with channel partners to sell your solutions. Please described these relationships in more detail and clarify if you are materially dependent on any of these ERP, EHR, PM or strategic partners or types of strategic partners. For example, clarify, if true, whether you are dependent on a small number of ERPs to sell your platform through their systems for your larger enterprise clients or clients where you generate more than $100,000 in revenue per client.

14.   On pages 21-22, you reference that you are reliant on third-party vendors for critical services such as clearinghouse systems, payment processing services, software development, and eligibility verification. Please clarify whether any of these relationships are material, and if so, please describe the respective agreements. Further, please expand your Business section to discuss how these critical services operate through your platform. For example, your Research and Development discussion appears to imply that the development and improvement of your platform is handled in-house. If you are reliant on outside software developers for this work, please clarify so.

15.   We note that billing errors and mistakes related to billing may have a significant effect on your clients, the end users, and your business. Please clarify how your system can avoid or reduce billing errors.

Client Case Studies, page 80

16.   We note that you provide several examples of how your clients use your platform to address their payment and business challenges, which include references to various statistics and financial measures. When using such information, please reference the periods, timeframes, and/or dates being measured to provide context of what is being measured.

Our Clients, page 80

17.   On page 15, you briefly describe your client agreements are typically are 2-3 years in duration, renew automatically in 1-year increments, and allow the client to terminate the agreement early. Please clarify whether your typical client agreement allows for early termination without significant penalty and the ease, or lack thereof, to switch to a competitor from a financial or technological point of view. Further, clarify whether management calculates and evaluates renewal rates as part of this oversight and management of your business and if they are a key metric.

Competition, page 84

18.   Please provide more details of your competition and your competitive environment. We note that you indicate that your market share is less than 7% of the market. Yet you believe that no competitor matches the breadth and depth of your solutions. Clarify, for example, if the market is highly fragmented and mostly consists of similarly sized or smaller healthcare payments focused companies. It is unclear whether the ERP, HER, PM or other strategic partners also provide potentially competing payments or payments workflow-related solutions.

Management, page 92

19.   We note that several of your directors are affiliated with principal stockholders, namely your Institutional Investors. Please clarify if these directors were appointed through any nomination or appointment right through any agreement.

Certain Relationships and Related Party Transactions, page 107

20.   Please explain further what you mean by the "highest level of support" that will be provided to EQT, CPPIB, and Bain director nominees. For example, clarify whether each of EQT, CPPIB, and Bain may nominate a director and whether the parties to the shareholders agreement are obligated to vote their shares to elect those nominees. Further, clarify whether this provision terminates if EQT, CPPIB, and Bain's collective beneficial ownership falls below a certain voting threshold similar to the provision that would eliminate the classified board structure should they collectively own less than 15% of the voting power of the total outstanding shares entitled to vote in director elections.

Principal stockholders, page 110

21.   Please disclose the natural person(s) that hold investment and/or voting power over the shares held by the Institutional Investors, other than the funds affiliated with EQT Investor.

Description of Capital Stock, page 112

22.   You indicate in this section there is a single class of common stock, but you refer to issued and outstanding Class A Common Stock with no voting rights on page F-28. Please clarify.

Notes to Consolidated Financial Statements
16. Stock-based compensation, page F-28

23.   We note your statement on page F-29 that, "At December 31, 2022, we did not believe the vesting of performance condition options criteria was probable and, therefore, no stock-based compensation has been recorded." That statement appears to contradict disclosure regarding stock-based compensation expense recorded on page F-28. Please clarify your disclosure to distinguish between various types of stock options.

24.   For performance based stock options, please disclose the specific performance conditions and the amount of expense you will incur once the vesting of performance criteria becomes probable.

25.   Please provide a summary of stock options granted since January 1, 2022. Provide the date and amount of each stock option granted along with estimated fair value of the underlying shares of common stock. Reconcile and explain the differences between the fair values determined on each grant date including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions with the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.

<u>General</u>

26. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

   You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William Brentani, Esq.